CREDIT SUISSE

CREDIT SUISSE FUNDS

Credit Suisse Asset Management Securities, Inc., Distributor

P.O. Box 55030

Boston

Massachusetts

02205-5030

February 27, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Global Small Cap Fund, Inc.
File Nos. 333-08459, 811-07715
Post-Effective Amendment No. 18

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Credit Suisse Global Small Cap Fund, Inc. (the “Fund”) requests acceleration of the effective date of Post-Effective Amendment No. 18 to its registration statement on Form N-1A (the “Amendment”) so that the Amendment is declared effective on Friday, February 27, 2009, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness.  Please call either Karen Regan of Credit Suisse Asset Management at 212-325-7349 or Anthony Vertuno at Willkie Farr & Gallagher LLP at 202-303-1203.

The Fund hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Fund as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Credit Suisse Global Small Cap Fund, Inc.

By:	/s/ Kevin Gao
Name: Kevin Gao
Title: Secretary

Credit Suisse Asset Management Securities, Inc.

By:	/s/ Kevin Gao
Name: Kevin Gao
Title: Secretary